March 8, 2019

Charles L. Harrington
Chairman, Chief Executive Officer and President
Parsons Corporation
5875 Trinity Parkway #300
Centreville, VA 20120

       Re: Parsons Corporation
           Draft Registration Statement on Form S-1
           Submitted February 11, 2019
           CIK No. 0000275880

Dear Mr. Harrington:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. We note that you will be a controlled company following the completion of this offering.
       Please identify the controlling shareholder and disclose the voting power that the controlling shareholder will have following the completion of this offering on the cover page.
Prospectus Summary
Overview, page 1

2. Please provide a cross-reference on pages 3 and 91 to the consolidated Adjusted EBITDA
       Attributable to Parsons Corporation reconciliations on page 17. Charles L. Harrington
FirstName LastNameCharles L. Harrington
Parsons Corporation
Comapany NameParsons Corporation
March 8, 2019
March 8, 2019 Page 2
Page 2
FirstName LastName
Our Competitive Strengths
Proven Track Record, page 6

3. We note that you intend to disclose your win rates for new and re-competed contracts and your average percentage of award fees for fiscal 2018. Please also disclose these metrics for each period presented in your financial statements for comparative purposes. In addition, define "award fees" and explain how you calculate the average percentage.
Summary Consolidated Financial Data, page 15

4.       Please revise throughout your filing to remove the non-GAAP measure
"Revenue
         attributable to Parsons Corporation." See Question 100.04 of the updated Non-GAAP
         Compliance and Disclosure Interpretations issued on May 17, 2016.
5. We note your presentation of Adjusted EBITDA margin. Please revise throughout your filing to disclose, with equal or greater prominence, the most directly corresponding
         GAAP measure, Net Income margin. Refer to Item 10(e)(i)(A) of Regulation S-K.
Risks Related to Our Common Stock and This Offering
Your ability to influence corporate matters may be limited..., page 46

6. You disclose that the ESOP trustee has fiduciary duties under ERISA to the ESOP and its participants which may cause the ESOP trustee to override participants' voting directions.
         Please briefly describe these fiduciary duties and explain the circumstances in which the
         ESOP trustee will be required to or may override participants' voting directions.
         Additionally, revise other disclosures concerning ESOP participants' ability to direct the
         ESOP trustee on the voting of the shares allocated to their account, such as the disclosure on page 11 of your prospectus summary, to clarify that the ESOP trustee may override participants' voting directions.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics
Book-to-Bill, page 66

7. Please revise to explain how management uses the book-to-bill metric and disclose how changes in this metric correspond with changes in revenues for the periods presented.
Segment Results, page 75

8. Please explain your basis for disclosing "Operating income" in your segment discussions.
         In this regard, we note that your segment disclosures on page F-37 indicate that the chief operating decision maker evaluates segment operating performance using segment
         Adjusted EBITDA.
 Charles L. Harrington
FirstName LastNameCharles L. Harrington
Parsons Corporation
Comapany NameParsons Corporation
March 8, 2019
March 8, 2019 Page 3
Page 3
FirstName LastName
Business
Legal Proceedings, page 104

9. You disclose that a former employee filed an action against you as a qui tam relator on behalf of the U.S. alleging violations of the False Claims Act. Please revise to disclose the relief sought pursuant to this proceeding. See Item 103 of Regulation S-K.
Consolidated Financial Statements
Consolidated Statements of Income (Loss), page F-4

10. We note that in connection with your offering, you will convert from an S Corporation to
         a C Corporation for income tax purposes. Tell us what consideration was given to presenting pro forma tax and earnings per share data on the face of your historical financial statements.
Note 19   Segments Information, page F-37

11. We note the disclosure on page 92 of business lines and the various capabilities which are offered across your segments. Please tell us what consideration was given to providing disclosure of revenue by product and service or each group of similar products and services. Refer to ASC 280-10-50-40.
Item 16. Exhibits and Financial Statement Schedules, page II-3

12.      Your exhibit index indicates that you intend to file Parsons ESOP as
Exhibit 10.1. Please
         also file any material agreements related to the operation of the ESOP as a trust, including any material agreements with Newport Trust Company, the ESOP trustee, to the extent material.
General

13. We note that you have included certain graphics in your prospectus. Please provide us with copies of these and any other graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and
         Disclosure Interpretations.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Charles L. Harrington
Parsons Corporation
March 8, 2019
Page 4
                                          Sincerely,

FirstName LastNameCharles L. Harrington   Division of Corporation Finance
                                          Office of Information Technologies
Comapany NameParsons Corporation
                                          and Services
March 8, 2019 Page 4
cc:       Steven B. Stokdyk, Esq.
FirstName LastName